UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                             Transcom Worldwide S.A.
                                (Name of Issuer)

                       Series A Shares, without par value
                         (Title of Class of Securities)


                                    893545103
                                 (CUSIP Number)

                                  May 15, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


         |_|      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)

CUSIP No. L9175R 123                  13G                      Page 2 of 6 Pages

1
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Industriforvaltnings AB Kinnevik

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a) |_|
             (b) |_|

3           SEC USE ONLY

4           CITIZENSHIP OR PLACE OF ORGANIZATION

            Sweden

                           5       SOLE VOTING POWER
        NUMBER OF
                                   5,352,984 Series A Shares
         SHARES

      BENEFICIALLY         6       SHARED VOTING POWER

        OWNED BY                   0

          EACH
                           7       SOLE DISPOSITIVE POWER
        REPORTING
                                   5,352,984 Series A Shares
         PERSON
                           8       SHARED DISPOSITIVE POWER
          WITH
                                   0

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,352,984 Series A Shares

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*|_|

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            14.4% of Series A Shares

12          TYPE OF REPORTING PERSON*

            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1(a)         Name of Issuer:

                  Transcom Worldwide S.A. ("Transcom")

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  75 Route de Longwy
                  L-8080 Bertrange,
                  Grand Duchy of Luxembourg

Item 2(a)         Name of Person Filing:

                  Industriforvaltnings AB Kinnevik ("Kinnevik")

Item 2(b) Address or Principal Office or, if none, Residence:

                  Skeppsbron 18
                  Box 2094
                  S-103 13 Stockholm, Sweden

Item 2(c)         Citizenship or Place of Organization:

                  Sweden

Item 2(d)         Title of Class of Securities:

                  Series A Shares, without par value (the "Series A Shares")

Item 2(e)         CUSIP Number:

                  L9175R 123

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a(n):

                  (a)   |_|         Broker or dealer registered under
                                    Section 15 of the Exchange Act

                  (b)   |_|         Bank as defined in Section 3(a)(6) of
                                    the Exchange Act

                  (c)   |_|         Insurance company as defined in Section
                                    3(a)(19) of the Exchange Act

                  (d)   |_|         Investment company registered under
                                    Section 8 of the Investment Company Act of
                                    1940

                  (e)   |_|         An investment advisor in accordance with
                                    Rule 13d-1(b)(1)(ii)(E)

                  (f)   |_|         An employee benefit plan or endowment
                                    fund in accordance with Rule
                                    13d-1(b)(1)(ii)(F)

                  (g)   |_|         A parent holding company or control
                                    person in accordance with Rule
                                    13d-1(b)(1)(ii)(G)

                  (h)   |_|         A savings association as defined in
                                    Section 3(b) of the Federal Deposit
                                    Insurance Act

                  (i)   |_|         Church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act of 1940

                  (j)   |_|         Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J)

                  This item is not applicable.

Item 4            Ownership.*

                  (a)      Amount beneficially owned:
                           5,352,984 Series A Shares

                  (b)      Percent of Class:
                           14.4% of Series A Shares

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    5,352,984 Series A Shares

                           (ii)     shared power to vote or to direct the vote:
                                    0 Series A Shares

                           (iii) sole power to dispose or to direct the disposition of:
                                    5,352,984 Series A Shares

                           (iv) shared power to dispose or to direct the disposition of:
                                    0 Series A Shares

                  Kinnevik currently owns 962,050 Series A Shares. Kinnevik also owns Transcom 6% Convertible Debentures due May 2004 (the "Convertible Debentures") which may be converted by Kinnevik at any time and from time to time, at a conversion price of
                  (euro)3.53 per Series A Share. Kinnevik first obtained Convertible Debentures on May 15, 2001, when it was issued
                  (euro)5,312,065.91 in Convertible Debentures, convertible into 1,504,834 Series A Shares, to cover a loan then outstanding to Transcom. Transcom has the right to borrow up to (euro)27.5 million from Kinnevik under the terms of the Convertible Debentures. At present, the amount borrowed is
                  (euro)15,565,396.94, which can be converted into 4,390,934 Series A Shares. Consequently, in accordance with Rule 13d-3(d)(1), Kinnevik owns 14.4% of the Series A Shares, assuming conversion in full of the outstanding amount of Convertible Debentures it currently holds.

Item 5            Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                  This item is not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  This item is not applicable.

Item 8            Identification and Classification of Members of the Group.

                  This item is not applicable.

Item 9            Notice of Dissolution of Group.

                  This item is not applicable.

Item 10           Certifications.

                  This item is not applicable.



--------

* Ownership information is based on information available to us as at the time this filing is being made.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2003



                                                Industriforvaltnings AB Kinnevik



                                                By: /s/  Vigo Carlund
                                                   -----------------------------
                                                   Name:  Vigo Carlund
                                                   Title: Managing Director



                                                By: /s/  Anders Fallman
                                                   -----------------------------
                                                   Name:  Anders Fallman
                                                   Title: Managing Director